Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: NSTAR

Commission File No.: 001-14768

Friday, April 1, 2011

In This Edition

Included in this edition of Merger Update are some answers to questions we have recently received regarding approvals for the merger, as well as details on aspects of merger integration work.

Thank you for continuing to submit questions and for your ongoing commitment to delivering great service to customers during the merger process.

What is the latest with CT DPUC public hearings?

Last Friday, March 25, the Connecticut Department of Public Utility Control (DPUC) held a public information and comment session on the pending merger.

The session served as an opportunity for members of the public to comment regarding the DPUC’s jurisdiction under Connecticut law to exercise prior approval over the NU/NSTAR merger, as well as to gather substantive information regarding the nature and structure of the proposed merger and potential impacts that it may have on CL&P and Yankee Gas.

Chuck Shivery, Tom May, David McHale and Jim Judge presented information and answered questions. A date for a final decision has not yet been set by the DPUC.

What is currently being done to address the “net benefit” standard in MA?

Under this new standard, developed by the Massachusetts Department of Public Utilities (MDPU), NU and NSTAR have been asked to provide more information about how this merger will benefit customers and the environment, and create savings. We plan to file supplemental testimony on this standard next week, and will keep employees informed on continued work to address the MDPU’s new requirements.

When do we expect to announce selections of people reporting to post close officers?

Timing of these selections depends upon regulatory approvals. No selections have been made at this time. As with all merger developments, we will notify employees when these selections occur.

I have read that NU is “buying” NSTAR? Does that mean this is not a merger of equals?

No. With the recent shareholder approval of the merger, many media outlets ran stories about the merger, saying that NU was buying NSTAR for $4.6 billion.

But the papers were inaccurate in how they characterized it. The NU/NSTAR merger is one of equals. That means one company is not taking over the other. Here, the two companies are developing integration plans, and will blend their organizations together in one company without payment of a premium for the stock of either of the companies.

The $4.6 billion you saw in some papers was not a “purchase price” but rather represents NSTAR’s market capitalization (share price multiplied by number of shares outstanding) at the time the merger agreement was announced back in October, which will be transferred into NU shares.

Are there plans to form a Functional Integration Team for safety?

The Human Resources Functional Integration Team (FIT) has the lead role for analyzing the safety function. Human Resources FIT leads are working with safety representatives from both NU and NSTAR.

What is the Integration Program Management Office?

The Integration Program Management Office (IPMO) coordinates and supports the integration process, and includes Integration Lead David McHale, Chris Carmody, Jim Judge, Jean LaVecchia and Shirley Payne. The IPMO is in place to ensure an efficient, streamlined process for Functional Integration Team (FIT) leads, and also provides updates on the team’s progress to the Transition Committee, which is comprised of Chuck Shivery, Tom May and the six post-close officers.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”